UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42299

Samfine Creation Holdings Group Limited

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 16, 2024, Samfine Creation Holdings Group Limited (the “Company”) closed its initial public offering (“IPO”) of 2,000,000 ordinary shares, par value $0.0000625 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333- 275498), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023, as amended, and declared effective by the SEC on September 30, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SFHG” on October 15, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated October 14, 2024 (the “Underwriting Agreement”), with Cathay Securities, Inc. (the “Representative”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The foregoing summaries of the Underwriting Agreement are subject to, and qualified in their entirety by, such document.

In connection with the IPO, the Company issued a press release on October 15, 2024, announcing the pricing of the IPO, and a press release on October 16, 2024, announcing the closing of the IPO, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Samfine Creation Holdings Group Limited

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer, Director and Chairman

Date: October 16, 2024

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated October 14, 2024 by and between the Company and Representative
99.1	Press Release dated October 15, 2024, announcing the pricing of the IPO
99.2	Press Release dated October 16, 2024, announcing the closing of the IPO

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